UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

Alpine Immune Sciences, Inc.

(Name of Subject Company)

Alpine Immune Sciences, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

02083G100

(CUSIP Number of Class of Securities)

Mitchell H. Gold, M.D.

Executive Chairman and Chief Executive Officer

Alpine Immune Sciences, Inc.

188 East Blaine Street, Suite 200

Seattle, Washington 98102

(206) 788-4545

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Effie Toshav, Esq.

Douglas N. Cogen, Esq.

Robert A Freedman, Esq.

Amanda L. Rose, Esq.

Victoria A. Lupu, Esq.

Chelsea Anderson, Esq.

Fenwick & West LLP

555 California Street, 12th Floor

San Francisco, CA 94104

(415) 875-2300

Paul Rickey Chief Financial Officer Alpine Immune Sciences, Inc. 188 East Blaine Street, Suite 200 Seattle, Washington 98102 (206) 788-4545

☐	Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Alpine Immune Sciences, Inc., a Delaware corporation (“Alpine”), with the Securities and Exchange Commission (the “SEC”) on April 22, 2024 (together with any amendments and supplements thereto, the “Schedule 14D-9”), relating to the cash tender offer (the “Offer”) by Adams Merger Sub, Inc. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Vertex Pharmaceuticals Incorporated, a Massachusetts corporation (“Vertex”), to purchase all of the issued and outstanding shares of Alpine’s common stock, par value $0.001 per share (the “Shares”), at a purchase price of $65.00 per Share, net to the seller in cash, without interest thereon, and subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of April 22, 2024 (as may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”), and pursuant to the Agreement and Plan of Merger, dated as of April 10, 2024, by and among Alpine, Vertex and Purchaser (as may be amended from time to time, the “Merger Agreement,” and the transactions contemplated therein, the “Transactions”).

Except as otherwise set forth in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information.

The subsection of Item 8 of the Schedule 14D-9 entitled “Regulatory Approvals—Antitrust Compliance” is hereby amended as follows:

On page 47, the second full paragraph is amended and restated in its entirety as follows:

“On April 24, 2024, each of Alpine and Vertex filed its respective Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of Shares pursuant to the Offer. The required waiting period under the HSR Act with respect to the Offer and the Merger expired at 11:59 p.m., Eastern Time, on May 9, 2024. Accordingly, the condition that the waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer and the consummation of the Merger has either expired or been terminated, described in ‘Item 2—Identity and Background of Filing Person—Tender Offer,’ has been satisfied.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule 14D-9 is true, complete and correct.

Alpine Immune Sciences, Inc.

Date: May 10, 2024	By:	/s/ Paul Rickey
Name: Paul Rickey
Title: Senior Vice President and Chief Financial Officer